Filed by PDC Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: PDC Energy, Inc.

(Commission File No.: 001- 37419)

On July 24, 2023, PDC Energy, Inc. (“PDC”) provided the following communication relating to its pending merger transaction with Chevron Corporation (“Chevron”) to its employees.

TO:	PDC All
FROM:	InsidePDC@pdce.com
DATE:	July 24, 2023
RE:	Integration Planning Update: Leadership Updates

Dear Colleagues,

As previously communicated, the PDC shareholder vote on the proposed acquisition of PDC Energy by Chevron Corporation is scheduled for Friday, August 4, 2023. Assuming shareholder approval and satisfaction of other customary closing conditions, the expected legal close for the transaction is August 7, 2023. Legal close also will mark the final employment date for each member of the PDC Senior Management Team (SMT) with the exception of Dave Lillo, SVP Operations, who will remain in an advisory role during the period between legal close and Operational Go Live (the Interim Operating Period). No other changes to employment status will happen at legal close.

During the Interim Operating Period, PDC’s Colorado operations will be managed by two interim General Managers who will report to Kim McHugh, Vice President of Rockies Business Unit, Chevron. These leadership positions will help minimize overall change and disruption of day-to-day activities during the Interim Operating Period, while providing guidance and a connection with Chevron’s existing business in Colorado. These leaders will be based in PDC’s Denver office and will assist cultural integration and change for Chevron and PDC employees during the Interim Operating Period, supported by the Integration Management Office (IMO).

These appointments are effective upon the close of the transaction.

Travis Flowers, currently GM, Enterprise Process Safety, is appointed to the position of GM, PDC Energy Operations in Denver. In this capacity, Travis will oversee the Wattenberg Operations, Asset Development, Land, EHS, Regulatory, and Business Optimization. He received his Bachelor of Science degree in Mechanical Engineering from Colorado School of Mines. Travis joined Chevron in 2000 as a Petroleum Engineer and since then has held numerous positions of increasing responsibility in Angola, Indonesia, and the United States.

Logan Hulett, currently GM, Commercial & Land, Americas, is appointed to the position of GM, PDC Energy Corporate Functions in Denver. In this capacity, Logan will oversee Finance, IT, HR, Reserves, Legal, and Corporate Development & Strategy. He has a Juris Doctor (JD) degree from the South Texas College of Law, and a Bachelor of Science degree in Business Management from Louisiana Tech University. Logan joined Chevron in 2011 as a Senior Land Representative in the Gulf of Mexico Business Unit and since then has held numerous positions of increasing responsibility across the United States.

Additionally, during the Interim Operating Period, PDC’s Delaware operations in Texas will report to Kassi Harrington, Central Area Operations Manager of MidContinent Business Unit, based in Midland.

More information regarding your reporting structure and the business following legal close will be communicated as it becomes available. Chevron is working diligently to finalize the design of the new organization and expects to communicate that as soon as possible after legal close. This could be a few weeks, so please continue to be patient. We understand change can be a distraction but ask we continue to keep safety top of mind.

On behalf of Chevron, we want to acknowledge and thank the SMT for their leadership of PDC Energy through the years. We appreciate the many contributions they have made to PDC and their commitment throughout the integration planning process.

On behalf of the entire SMT, we are in support of Chevron’s decisions as they begin the transition to their senior leaders in the post-close operation. We are proud of you and know you will remain professional and productive, with safety always coming first, in the weeks and months following the legal close date. We appreciate all you have done, and continue to do, for PDC.

Sincerely,

Kim McHugh, Vice President Rockies Business Unit (RBU) Chevron	PDC Senior Management Team: Bart Brookman, Sandra Jacoby, Lance Lauck, Dave Lillo, Nicole Martinet, and Scott Meyers

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. The Form S-4 was declared effective on July 7, 2023, and the definitive proxy statement/prospectus was mailed to stockholders of PDC on the same date. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron are available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by PDC are available free of charge on PDC’s website at http://www.pdce.com/investors-overview.

Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and PDC, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; the effect of the potential transaction on the parties’ stock prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the “Risk Factors” section of PDC’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on PDC’s website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in the “Risk Factors” section of Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Those disclosures are incorporated by reference in this communication. Other unpredictable or unknown factors not discussed or incorporated by reference in this communication could also have material adverse effects on forward-looking statements. Neither PDC nor Chevron assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date hereof.